# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Luckin Coffee Inc., CIK 0001767582
CUSIP: 54951L109
Title of class of securities: Class A Ordinary Shares, par value US$0.000002 per share
Address of issuer's principal executive offices: 28th Floor, Building T3, Haixi Jingu Pla, Siming District, Xiamen City, Fujian, Pe, Xiamen, Fujian, China (F4), 361008
Date of event which requires filing of this statement: 05/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001021944

## Reporting persons
- Temasek Holdings (Private) Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 137,015,912; sole dispositive power 0; shared dispositive power 137,015,912; aggregate amount beneficially owned 137,015,912 (6.4% of the class)
- Temasek Capital (China) Holdings Pte. Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 111,717,512; sole dispositive power 0; shared dispositive power 111,717,512; aggregate amount beneficially owned 111,717,512 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Luckin Coffee Inc.
Address of issuer's principal executive offices: 28th Floor, Building T3, Haixi Jingu Plaza, 1-3 Taibei Road.Siming District, Xiamen City, Fujian, China, 361008

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by:
(i) Temasek Holdings (Private) Limited ("Temasek"); and
(ii) Temasek Capital (China) Holdings Pte. Ltd. ("Temasek Capital (China)", together with Temasek, the "Reporting Persons").
The Reporting Persons entered into a joint filing agreement, dated as of May 22, 2026 (incorporated by reference to Exhibit 99.1 to this Schedule 13G).
Address of principal business office or, if none, residence:
For each of the Reporting Persons:
60B Orchard Road
#06-18
The Atrium@Orchard
Singapore 238891
Citizenship: Each of the Reporting Persons: Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on May 18, 2026:

Temasek - 137,015,912 Class A ordinary shares (including 32,313,912 Class A ordinary shares and 104,702,000 Class A ordinary shares represented by ADS), comprising (i) 111,717,512 Class A ordinary shares (including 25,851,128 Class A ordinary shares and 85,866,384 Class A ordinary shares represented by ADS) beneficially owned by its wholly owned subsidiary Temasek Capital (China), and (ii) 25,298,400 Class A ordinary shares (including 6,462,784 Class A ordinary shares and 18,835,616 Class A ordinary shares represented by ADS) beneficially owned by certain entities that are indirectly wholly owned by the general partner of a limited partnership, for and on behalf of such limited partnership; both the general partner and the investment manager of this limited partnership are indirectly wholly owned subsidiaries of Temasek.

Temasek Capital (China) - 111,717,512 Class A ordinary shares (including 25,851,128 Class A ordinary shares and 85,866,384 Class A ordinary shares represented by ADS), held through its wholly owned subsidiaries.

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 54951L109 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, each ADS representing eight Class A Ordinary Shares, which are quoted on the OTC market under the symbol "LKNCY."
Percent of class:
Temasek: 6.4%
Temasek Capital (China): 5.2%
The ownership percentages are calculated based on 2,154,137,392 Class A Ordinary Shares of the Issuer outstanding as of February 28, 2026, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 27, 2026.
Sole power to vote or to direct the vote: 0 for each Reporting Person
Shared power to vote or to direct the vote:
Temasek: 137,015,912
Temasek Capital (China): 111,717,512
Sole power to dispose or to direct the disposition: 0 for each Reporting Person
Shared power to dispose or to direct the disposition:
Temasek: 137,015,912
Temasek Capital (China): 111,717,512

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee/Authorized Signatory (05/22/2026)
- Temasek Capital (China) Holdings Pte. Ltd.: /s/ Jason Norman Lee, Jason Norman Lee/Authorized Signatory (05/22/2026)